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John B. Meade

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4077 tel 212 701 5077 fax john.meade@davispolk.com

November 8, 2017

Re:	Hudson Ltd.

Amended Draft Registration Statement on Form F-1

Submitted October 16, 2017

CIK No. 0001714368

CONFIDENTIAL

Ms. Mara L. Ransom

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Ransom

On behalf of our client, Hudson Ltd. (the “Company”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s amended draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated November 2, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 2 and three marked copies of Amendment No. 2 showing the changes to the Registration Statement confidentially submitted on October 16, 2017.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the revised language addressing a particular comment appears.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	2	November 8, 2017

Market and Industry Data, page iii

1.	We note that you commissioned Ipsos Market Research to provide you with survey research regarding travelers shopping preferences in airports and that the results of the survey are summarized throughout your draft registration statement. Please provide us Ipsos Market Research’s consent or with your analysis as to why you believe such consent is not required under Section 7 of the Securities Act. Please refer to Rule 436 of Securities Act and Question 141.02 of our Securities Act Sections Compliance and Disclosure Interpretations for guidance.

Response:	In response to the Staff’s comment, the Company has filed Ipsos Market Research’s consent as Exhibit 23.5.

Summary Financial and Other Information

Other Data, page 14

2.	We note that your presentations of adjusted EBITDA and adjusted net earnings attributable to equity holders of parent include an adjustment for “other operational result.” In periods where this adjusting item is significant, please disclose more detail about the types and dollar amounts of each major type of income or expense captured in this adjusting item. At a minimum, please provide such disclosure for 2016 and the interim period of 2017.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 17 of Amendment No. 2.

Capitalization, page 42

3.	We note your revisions in response to comment 5. Please revise the introductory language to this table or add a footnote to the table disclosing that prior to the Reorganization Transactions, Hudson Ltd. has no operations and nominal capitalization. We believe it is important to clarify to your investors why you are disclosing the capitalization of Hudson Group rather than the registrant Hudson Ltd.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	3	November 8, 2017

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Comparison of the six months ended June 30, 2017 and 2016

Gross Profit, page 51

4.	Please discuss how gross profit margin percentages attributable to your duty free and duty paid sales differ and the extent to which the difference materially impacted gross profit overall during the periods discussed.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 2.

Description of Share Capital and Bye-Laws, page 90

5.	We note your response to comment 3 and partially reissue the comment. We note from your response that as a matter of Bermuda law, new shareholders investing in your Class A Common Shares will have agreed to the form of your bye-laws when adopted and will be bound by the terms of your bye-laws, including the corporate opportunities bye-law. Please revise your registration statement to clarify whether new shareholders will be deemed to have notice of and to have consented to all provisions of your bye-laws as the last sentence in this section and your risk factor appearing on page 32 suggest that this concept only applies to your corporate opportunities bye-law.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 98 of Amendment No. 2.

Combined Financial Statements of Hudson Group for the Three Years Ended December 31, 2016

General

6.	We note your response to comment 16. If you continue to believe that the audited balance sheet and related footnotes of the registrant are not required under Rule 3-01(a) of Regulation S-X, please disclose within the footnotes to the predecessor’s financial statements the reason that the registrant’s financial statements have been excluded. In doing so, please clearly disclose, if true, that Hudson Ltd. has no operations, nominal assets, and no liabilities or contingencies prior to the Reorganization Transactions.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	4	November 8, 2017

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of Amendment No. 2.

Note 19.1.1 Impairment Test of Goodwill, page F-29

7.	Your response to comment 24 indicates that you characterize each concession contract as an individual CGU as this is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. In light of this statement, please explain to us in more detail why your response indicates that your sole operating segment is the lowest level at which goodwill is monitored for internal management purposes. It appears that goodwill should be allocated to each CGU that is expected to benefit from the synergies of the combination, and it is unclear to us that all of your concession contracts would equally benefit such that all concession contracts should be aggregated into a single group for purposes of allocating goodwill. If goodwill can be allocated to individual CGUs on a non-arbitrary basis, please tell us why management would not allocate and monitor goodwill at the individual CGU level.

Response:	The Company acknowledges the Staff’s comment. When allocating the goodwill to groups of CGUs the Company followed the guidance in IAS 36.80 which states that “for the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination” and “each unit or group of units to which the goodwill is so allocated shall (a) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes; and (b) not be larger than an operating segment”; as well as the following guidance in IAS 36.81: “Goodwill sometimes cannot be allocated on a non-arbitrary basis to individual cash-generating units, but only to groups of cash-generating units. As a result, the lowest level within the entity at which the goodwill is monitored for internal management purposes sometimes comprises a number of cash-generating units to which the goodwill relates, but to which it cannot be allocated”.

The Company’s goodwill was mainly generated by Dufry’s acquisitions of World Duty Free Group (“WDF”) in fiscal year 2015 and The Nuance Group (“TNG”) in fiscal year 2014 and was generated from the following operating synergies: (i) relationships with landlords, (ii) sourcing synergies, and (iii) management talent; with the expected synergies from the relationships with landlords being the most significant component.

(i) Relationships with landlords: As part of the acquisitions of WDF and TNG, the Company acquired several concession contracts with owners and operators of airports and other locations. As many of these owners and operators own or run several airports or locations within the continental US and Canada, the Company believes that these acquired relationships will provide a significant benefit when the Company bids on new concessions at airports in which it is currently operating as well as in new airports and locations in the continental United States and Canada in which the Company currently has no concession relationship. Therefore these relationships represent an opportunity for the future growth of Hudson Group.

(ii) Sourcing synergies: The acquisition of WDF and TNG provided the Company with the opportunity to compare our existing supplier agreements to the terms and conditions of the supplier agreements of the acquired businesses. Therefore, the Company was able to obtain more favorable conditions by replacing or renegotiating supplier contracts (e.g. by replacing a Hudson supplier for a certain product with a WDF or TNG supplier of the same product or by renegotiating the contract with the Hudson supplier or vice versa). These sourcing synergies provide for an opportunity of improved future margin as it allows us to take advantage of cost savings through economies of scale.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	5	November 8, 2017

(iii) Management talent: As part of the acquisitions of WDF and TNG, the Company also took over contracts with WDF’s and TNG’s managerial staff. At Hudson, all key management functions (such as Human Resources, IT, Procurement, Logistics and Business Development) are managed centrally. Following their acquisition, WDF and TNG were fully integrated into the existing Hudson structure and do not have any management and reporting structures of their own. The members of the former WDF and TNG management have taken over responsibilities for a mix of Hudson, WDF and/or TNG operations or assumed functions within Hudson management. This synergy of combining talent provides an opportunity for future growth to Hudson Group.

As a result, management concluded that all existing and newly identified CGUs have an equal opportunity to benefit from the synergies described above and that these future benefits are not limited to a certain group of CGUs (such as only the acquired CGUs). For example, each CGU could benefit from the renegotiation of an existing supplier agreement. Or if a former WDF and TNG management is now a member of Hudson’s central management, all of Hudson Group’s CGUs might benefit from their talent.

Moreover management has concluded that it is not possible to allocate the goodwill on a non-arbitrary basis to individual CGUs or several groups of CGUs, either at the date of acquisition nor at as of any balance sheet date. For example, prior to signing a new concession contract with an existing landlord it will not be known which individual CGU or group of CGUs will benefit from these relationships. It will also not be known which CGUs will benefit from sourcing synergies, as this depends on the supplier contracts that will effectively be renegotiated and the product assortment of each individual CGU.

As a consequence of the above, the Company concluded in accordance with IAS 36.80 and .81 that the lowest level at which goodwill should be allocated and can be monitored for internal management purposes is at segment-level.

Note 29. Financial Debt, page F-36

8.	We note your response to comment 17 and the related revisions to your filing, along with the maturity analysis for non-derivative financial liabilities that you present in Note 34.8.1. In order to provide greater transparency regarding the maturities of your related party loans, please disclose in an appropriate location within your footnotes that substantially all of the related party loans are due on October 15, 2022, similar to the disclosure on page 60.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	6	November 8, 2017

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-36 of Amendment No. 2.

Item 6. Indemnification of Directors and Officers, page II-1

9.	We note your response to comment 4 and partially reissue the comment. Please revise this section to clarify that the waiver in your bye-laws will not apply to any claim or action under the United States federal securities laws.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of Amendment No. 2.

Please do not hesitate to contact me at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com or Yasin Keshvargar at (212) 450-4839, (212) 701-5839 (fax) or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

John B. Meade

cc:	Via E-mail

Adrian Bartella, Chief Financial Officer – Hudson Ltd.

Christian Krämer, Partner – Ernst & Young AG

Craig F. Arcella, Partner – Cravath, Swaine & Moore LLP